# RePlastic Recycle, LLC

OFFERING STATEMENT



| | |
|---|---|
| Issuer Name | RePlastic Recycle, LLC |
| Co-Issuer Name | None |
| Doing Business As | RePlastic Recycle |
| Offering Amount | $50,000 - $124,000 |
| Security Type | Convertible Promissory Note |
| Post-Money Company Valuation Cap* | $10,000,000 |
| Interest Rate | 9% Annually |
| Maturity Date | 24 Months from the campaign end date |

*See convertible note purchase agreement for full details of conversion

## COMPANY OVERVIEW

RePlastic Recycle LLC is a purpose-driven environmental technology company focused on transforming plastic waste into valuable building materials. Our expertise lies in designing and deploying modular, AIdriven plastic recycling and manufacturing systems that fit inside 40-foot shipping containers. These systems use advanced sorting technologies, robotic automation, and blockchain-backed incentives to collect, sort, and convert plastic waste into high-quality products like dimensional lumber, roofing tiles, and interlocking blocks for rapid home assembly.

Our objective is to redefine how the world handles plastic waste by making recycling hyper-local, efficient, and economically viable—especially in remote or underserved regions. We provide communities, islands, and developing nations with the tools to reduce landfill waste, generate jobs, and manufacture resilient infrastructure from their own discarded materials.

Through a combination of software and SAAS technology, we streamline system management, monitor plastic waste tracking, manage blockchain payouts, and offer real-time data for operators, enhancing operational efficiency and profitability. These digital solutions ensure data transparency, optimize the recycling process, and support continuous improvement across our global partnerships. Through lease based access, carbon and plastic credits, and global partnerships with NGOs and governments, we aim to close the loop on plastic while opening new pathways for sustainable development and disaster resilience.

*Company History*
RePlastic Recycle LLC was founded with a clear vision to address the global plastic waste crisis and transform it into a resource for building sustainable infrastructure. The idea originated from a deep concern for environmental impact and the urgent need to find solutions for plastic waste management, especially in remote areas and islands, where waste management systems are often lacking or inefficient.

Our journey began with extensive research and development into modular, scalable recycling systems that could be easily deployed to any location. We realized that many communities, particularly on islands, were facing the dual challenge of excess plastic waste and limited resources for waste management. With a strong belief in the power of technology, we sought to design a system that could both recycle and repurpose plastic waste into high-quality materials like dimensional lumber and roofing tiles.

In 2023, we began the process of manufacturing our systems in St. Croix, US Virgin Islands, focusing on both manual sorting and manufacturing of goods. By 2024, we started engineering the first AI-powered robotic sorting system, integrating cutting-edge technologies like specially designed sensors, blockchain for rewards and data management, and AI for smart sorting. These innovations were aimed at increasing efficiency, accuracy, and traceability in the recycling process.

Today, we are in the process of scaling our operations, with plans to expand our systems across the Caribbean and other remote regions. We have received significant interest from both governments and international NGOs, and we are securing funding to help bring our solutions to more communities around the world. Our continued growth is driven by our commitment to reducing plastic waste, generating jobs, and creating environmentally sustainable building materials that can be used for everything from housing to infrastructure development.

The company has evolved from a small-scale operation focused on local needs to a global initiative with the potential to revolutionize plastic recycling on an international level. We're not only solving an environmental problem but creating new economic opportunities through technology, innovation, and partnerships.

## COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

## OWNERS OF THE COMPANY

| NAME | CLASS | % OWNERSHIP |
|---|---|---|
| Steven Chmura | Limited Liability Company | 48% |
| Amy Bowler | Limited Liability Company | 48% |
| Minority Ownership | Limited Liability Company | 4% |

The above is the only ownership outstanding for the company. The ownership interests of a(n) VI Limited Liability Co give the owner the right to share in the profits of the company.

### Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

**Steven Chmura**
Title: CEO
Work History: CEO and Co-Founder, RePlastic Recycle (2023–Present)

Role: As the CEO and Co-Founder of RePlastic Recycle, Steve has been central in shaping the company's mission to transform plastic waste into sustainable building materials. His leadership involves setting the company's strategic direction, business development, and fostering partnerships with governments, NGOs, and corporations. He also oversees the development and scaling of the company's innovative recycling systems.

Key Contributions:

Led the launch of manufacturing operations in St. Croix.

Directed efforts to raise capital and establish key partnerships globally.

Spearheaded the design and implementation of AI-driven recycling technologies and blockchain rewards systems.

Consultant and Program Manager, Bureau of Corrections Medical Program, St. Croix, USVI (2022–2023)

Role: Steve was responsible for writing Standard Operating Procedures (SOPs), establishing training programs, and creating policies for the Bureau of Corrections Medical Program, which had been under a consent decree for over 30 years. His leadership was pivotal in transforming the program to meet federal requirements.

Key Contributions:

Successfully helped the Bureau meet federal requirements in less than 12 months.

Developed comprehensive SOPs, training, and policies that helped improve the medical services provided.

Played a key role in bringing the Bureau into compliance with federal standards.

Biography: Steve Chmura has over 20 years of leadership experience, including managing a remote hunting lodge in Alaska, where he oversaw logistics, hunting guides, and regulations, all while navigating the complexities of remote business operations. His background as a flight nurse in Alaska sharpened his ability to manage remote work, staff, and develop critical training and policies under extreme conditions. For the past five years, Steve has lived on a sailboat and traveled the entire Caribbean, from Florida to Grenada, witnessing firsthand the devastating impact of plastic waste on both land and sea. Driven by a deep passion for the environment and a history of persistence in overcoming difficult challenges, Steve founded RePlastic Recycle. As CEO and Co-Founder, he leads the company's mission to revolutionize plastic recycling and create sustainable materials, using his expertise in business management, operational efficiency, and environmental sustainability to provide innovative solutions. His commitment to turning plastic waste into a valuable resource reflects his dedication to tackling some of the world's most pressing issues with resilience and ingenuity

**Amy Bowler**
Title: Chief Outreach Officer and Co-Founder (2022-Present)
Work History: For the past three years, Amy Bowler has served as the COO and Co-Founder of RePlastic Recycle, where she has been instrumental in overseeing the development and operational scaling of the company's recycling systems. Before launching RePlastic Recycle, Amy worked in emergency and critical care nursing, where she managed large teams in high-stress, life-critical environments. Her leadership and experience in managing complex situations and large operations were crucial when she transitioned into business development. Additionally, Amy has been an advocate for disaster preparedness and community sustainability, where she implemented strategic solutions for various initiatives. She has spent the last several years living on a sailboat in the Caribbean, an experience that has deepened her passion for tackling environmental issues, particularly plastic waste, which she has seen firsthand impacting the region.
Biography: Over the last three years, Amy Bowler has focused on building RePlastic Recycle from the ground up, playing a pivotal role as the COO and Co-Founder in establishing the company as a leader in sustainable plastic recycling and manufacturing solutions. She has overseen the development and operational scaling of the company's systems, from AI-driven recycling technology to blockchain integration. Amy has been instrumental in securing operational funding, developing partnerships with governments and NGOs, and managing the company's growth, including the operational structure and a growing team. Prior to her work at RePlastic Recycle, Amy worked in Emergency and critical care nursing, where she managed large staff teams in high-stress, life-critical environments. She gained significant experience in leadership, staff training, and policy implementation. Amy's passion for sustainability, combined with her leadership expertise, has allowed her to successfully transition from healthcare management to business development, with a focus on tackling the pressing issue of plastic

waste in the Caribbean and beyond, where she has spent the past several years living on a sailboat, witnessing the environmental challenges firsthand.

**Jason May**
Title: COO
Work History: For the past three years, Jason May has worked as an expert consultant and senior project manager in business management and operations. He has built an extensive career spanning over 30 years in the plastic industry in areas like injection molding, extrusion, polymers, and project management. Jason's recent work has involved supporting various companies in scaling their operations, enhancing production efficiency, and overseeing complex manufacturing systems. Additionally, Jason managed several condo associations in St. Croix, overseeing various aspects of business operations, including property management, financial oversight, and logistical coordination. His deep technical expertise and leadership in plant operations have made him a sought-after professional in the industry, allowing him to bring cutting-edge knowledge and skills to RePlastic Recycle as they scale operations globally.
Biography: Jason May is the Chief Operating Officer of RePlastic Recycle, bringing over 30 years of extensive experience in the plastic industry. With expertise in injection molding, extrusion, polymers, plant management, and project management, Jason is a key figure in scaling RePlastic Recycle's operations and ensuring the smooth manufacturing of sustainable plastic products. His career spans across various facets of the plastic industry, making him a critical leader in overseeing the production of plastic-based materials, such as dimensional lumber, roofing materials, and interlocking blocks. Jason's deep technical knowledge and industry experience are instrumental in the innovation and efficiency of RePlastic Recycle's manufacturing processes. His leadership ensures that the company's systems are scalable, efficient, and capable of meeting the growing demand for sustainable plastic recycling solutions. Passionate about both sustainability and technical excellence, Jason plays a vital role in the company's mission to turn plastic waste into valuable resources for global infrastructure projects.

*There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.*

## ANTICIPATED BUSINESS PLAN

The funds allocated will primarily be used for working capital and purchasing equipment necessary to scale our operations. This will allow us to expand our facility, increase processing capacity, and enhance our recycling systems, enabling RePlastic Recycle to meet the growing demand for sustainable building materials. Additionally, this expansion will strengthen our presence in St. Croix, where we will establish a sustainable, long-term recycling operation that serves as the foundation for future growth and global impact.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

| Item | Cost |
|---|---|
| Operating Capital | $45,000.00 |
| Warehouse Remodel | $35,000.00 |
| Plastic Shredder | $44,000.00 |
| Total | $124,000.00 |

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and  unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to

compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Inability To Sell Your Note
The law prohibits you from selling your note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your note for its full term.

No Right to Participate in Management
As the owner of a Security, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Security) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Security.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future

conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Security. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Security
The law prohibits you from selling your Security (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Security for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Securities, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative

using a procedure set forth in the Convertible Note Purchase Agreement . It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Security.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide:  you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Security will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Security are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an

independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Security. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Security has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Security, it might decide (or be required) to pay its other lenders first.

## USE OF FUNDS

|  | Minimum Target Goal | Maximum Target Goal |
| --- | --- | --- |
| Total Proceeds | $50,000.00 | $124,000.00 |
| Less: Intermediary Fee* | - $4,250.00 | - $10,540.00 |
| Net Proceeds | $45,750.00 | $113,460.00 |

*8.5% of total offering amount

**If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.**

## TRANSACTION MECHANICS

The following describes the process to invest in RePlastic Recycle, LLC and how an investor's transaction and delivery of securities will be completed.

    a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with RePlastic Recycle, LLC ("Convertible Note Purchase Agreement ") by way of the investor's electronic signature.

    b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

    c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

    d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

    e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

**Note:** For more information about the investment and cancellation process, see Honeycomb's Education Materials.

**Details of Security Being Offered**

The securities being offered to investors are convertible notes. They are governed by a separate document called the Convertible Note Purchase Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Convertible Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Convertible Note Purchase Agreement in its entirety.

- The principal amount of your note will be the amount you invest.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- Once you pay for your Security, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Security, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Security, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Security offered does not have any voting rights.

- The Terms of Security being offered may not be modified or amended.


**Restrictions on Transfer of the Securities Being Offered**

The security will be illiquid (meaning you might not be able to sell it) for four reasons:

- The security prohibits the sale or other transfer of securities without the Company's consent.
- If you want to sell your security, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for the security as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the security except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your security until maturity.

**ADDITIONAL MATTERS RELATED TO THE SECURITY**

*1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?*

The Company does not have the right to change the terms of the Convertible Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the Convertible Note Purchase Agreement. For example, the Company could issue security agreements that are secured by specific property of the Company.

*2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

n/a

*3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding the Convertible Note Purchase Agreement. They could also issue other classes of securities with rights superior to those of investors holding the Convertible Note Purchase Agreement.

*4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Security is determined by the face amount of the security payable to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the security in the future. In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

*5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

The company could issue securities with rights superior to those of the Convertible Note Purchase Agreement.

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the Convertible Note Purchase Agreement .

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the Convertible Note Purchase Agreement .

7. *What other exempt offerings has the issuer conducted within the past three years?*

   None

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

None

## FINANCIAL CONDITION OF THE ISSUER

The Company needs funds from this offering to commence operations. Without these funds, the Company would need to find other investment to begin operations. At this time, the Company has no plans to raise additional capital.  The Company is seeking financing and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

| Creditor | Amount | Interest Rate | Completion Date | Minimum Monthly Payment |
|---|---|---|---|---|
| Oriental Bank | $61,730.74 | 8.25% | 03/31/2028 | $1,255.47 |
| Oriental B ank | $25,000.00 | 10% | 04/01/2029 | $ 467.08 |
| Oriental Credit Card | $9,650.00 | 10% | 04/01/2030 | $ 450.00 |
| Oriental Credit Card | $9,750.00 | 10% | 04/01/2030 | $ 450.00 |
| **Total Balance** | $106,130.74 | | | $2,622.55 |

## FINANCIAL INFORMATION

The financial information has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

## Balance Sheet

| ASSETS | 2023 | 2024 |
|---|---|---|
| Cash & Equivalents | (612) | (4,509) |
| Accounts Receivable | - | - |
| Fixed Assets | 94,180 | 90,549 |
| Other Assets | 2,650 | 2,650 |
| **TOTAL ASSETS** | **96,218** | **88,690** |
| LIABILITIES & EQUITY | | |
| Accounts Payable | - | - |
| ST-Debt Payable | 1,477 | 2,515 |
| LT-Debt Payable | 75,600 | 106,279 |
| **TOTAL LIABILITIES** | **77,077** | **108,793** |
| Retained Earnings | (75,600) | (212,668) |
| Net Income | (118,597) | (182,298) |
| **TOTAL OWNER'S EQUITY** | 19,141 | (20,103) |
| **TOTAL LIABILITIES & EQUITY** | **96,218** | **88,690** |

## Income Statement

| INCOME | 2023 | 2024 |
|---|---|---|
| Total Revenue | 17,300 | 48,492 |
| Cost of Goods Sold | 15,604 | 23,938 |
| **GROSS PROFIT** | **1,696** | **24,554** |
| Operating Expenses | 120,293 | 206,852 |
| **NET INCOME** | **(118,597)** | **(182,298)** |

## Statement of Cash Flows

| | 2023 | 2024 |
|---|---|---|
| NET INCOME (LOSS) | (118,597) | (182,298) |
| CASH FLOW ACTIVITIES | | |
| Net Cash from Operations | 1,477 | 1,038 |
| Net Cash from Investing | (96,830) | 12,236 |
| Net Cash from Financing | 213,338 | 165,127 |
| NET INCREASE (DECREASE) IN CASH | (612) | (3,897) |

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

| | Prior Fiscal Year End | Most Recent Year End |
|---|---:|---:|
| Total Assets | 96,218 | 88,690 |
| Cash & Equivalents | (612) | (4,509) |
| Accounts Receivable | - | - |
| Short-Term Debt | 1,477 | 2,515 |
| Long-Term Debt | 75,600 | 106,279 |
| Revenue | 17,300 | 48,492 |
| Cost of Goods Sold | 15,604 | 23,938 |
| Taxes Paid | - | - |
| Net Income | (118,597) | (182,298) |

## STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

     i) in connection with the purchase or sale of any security;

     ii) involving the making of any false filing with the SEC;

     iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
  i) at the time of the filing of this offering statement bars the person from:
    a) association with an entity regulated by such commission, authority, agency or officer;
    b) engaging in the business of securities, insurance or banking;
    c) engaging in savings association or credit union activities; or

  ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

  ii) places limitation on the activities, functions or operations of such person;

  iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
  i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
  ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

## OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

## ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION
HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS
AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED,
HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN
EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY
THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT
REQUIRED UNDER THE ACT.

## CONVERTIBLE PROMISSORY NOTE

**(Investment Amount)**                                                  **Date of Issuance**

                                                                         **March 27, 2025**

       **FOR VALUE RECEIVED,** RePlastic Recycle (the **''Company''),** a company formed under the Laws of the US Virgin Islands, as the same may be amended from time to time**,** hereby promises to pay to Lu Wang (the **''Holder''),** the principal sum of US $ **Investment Amount** (the **''Principal Amount''),** together with interest thereon from the date of issuance of this convertible promissory note (this **''Note'').** Interest will accrue at a simple rate of 9% per annum. Unless this Note is earlier converted into Conversion Shares (as defined below), the principal and accrued interest of this Note will be due and payable by the Company on the date which is 24 months from the date hereof (the **''Maturity Date'').**

       This Note is one of a series (the **''Series''**) of convertible promissory notes (collectively, the **''Series 1 Note''**) issued, or to be issued, by the Company to investors with identical terms and on the same form as set forth herein (except that the holder, principal amount, date of issuance, collateral and other dates may differ in each Series 1 Note).

       Capitalized terms not otherwise defined in this Note will have the meanings set forth in Section 3.l.

    l.     Payment.  All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company. Payment will be credited first to accrued interest due and payable, with any remainder applied to principal. Company may prepay all, but not less than all, of the principal, together with accrued interest, at any time.

    2.     Conversion.  This Note will be convertible into Conversion Units pursuant to the following terms.
       2.1    Definitions.

         (a)     **''Common Units''** means the Company's ordinary units of a value to be decided at closure of round.

(b)     **"Conversion Units"** means the Common Units issuable to Holder following conversion pursuant to this Article 3.

(c)     **"Issued and Outstanding Common Units"** means the number of issued and outstanding Common Units, assuming the round is fully subscribed.  Exhibit A, attached to the terms sheet, displays the investment amount, number of Units, and percentage of the company owned as described in the column entitled "Post-Financing".

(d)     **"Securities Act"** means the Securities Act of 1933, as amended.

(e)     **"Term Sheet"** means the Term Sheet attached hereto as Exhibit I, which has been executed and delivered by Holder, the Company and the other parties thereto.

2.2     Optional Conversion.  Subject to the terms of this Article 3, so long as Holder provides notice to the Company on or before the Maturity Date, Holder shall have the right, but not the obligation, at any time subject to the mechanics set forth in Sections 3.3 hereof, to convert all, but not less than all, of the outstanding Principal Amount into Conversion Units.

2.3     Conversion Mechanics. In the event that the Holder elects to convert this Note into Common Units pursuant to Section 3.2, the Holder shall (a) give notice of such election by delivering notice to the Company, (b) if requested by the Company for tax and related considerations, an assignment of the initial Holder's rights and obligations hereunder and under the Term Sheet to an entity reasonably acceptable to the Company and (c) execute and deliver (or have such assignee Holder execute and deliver) to the Company the definitive agreements addressing the terms summarized in the Term Sheet and such other terms as are customary for the transactions summarized in the Term Sheet together with an amount equal to the Original Purchase Price (as defined in the Term Sheet) less the outstanding Principal Amount.

3.     Representations and Warranties of the Company. In connection with the transactions contemplated by this Note, the Company hereby represents and warrants to the Holder as follows:

3.1     Due Organization: Qualification and Good Standing. The Company is a company duly organized, validly existing and in good standing under the Companies Act and has all requisite company power and authority to carry on its business as now conducted.

3.2     Authorization and Enforceability. Except for the authorization and issuance of the Conversion Units, all corporate action has been taken on the part of the Company and its officers, directors and shareholders necessary for the authorization, execution and delivery of this Note. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Note valid and enforceable in accordance with its terms.

3.3     Representations and Warranties of the Holder. In connection with the transactions contemplated by this Note, the Holder hereby represents and Warrants to the Company as follows:

3.4     Authorization. The Holder has full power and authority to enter into this Note and to perform all obligations required to be performed by it hereunder. This Note, when executed and delivered by the Holder, will constitute the Holder's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.5     Purchase Entirely for Own Account. The Holder acknowledges that this Note is made with the Holder in reliance upon the Holder's representation to the Company, which the Holder hereby confirms by executing this Note, that this Note and the Conversion Units (collectively, the **"Securities"**) will be acquired for investment for the Holder's own account, not as a nominee or agent (unless otherwise specified on the Holder's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Note, the Holder represents that the Holder does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities. If other than individual, the Holder also represents it has not been organized solely for the purpose of acquiring the Securities.

3.6     Disclosure of Information: Non-Reliance. The Holder acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. The Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The Holder confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, the Holder is not relying on the advice or recommendations of the Company and has made its own independent decision that the investment in the Securities is suitable and appropriate for the Holder. The Holder understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

3.7     Investment Experience. The Holder is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities.

3.8     Accredited Investor. The Holder is an "accredited investor" within the meaning of Rule 50I of Regulation D promulgated under the Securities Act. The Holder agrees to furnish any additional information requested by the Company or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Securities.

3.9     Restricted Securities. The Holder understands that the Securities have not been, and will not be, registered under the Securities Act or state securities laws, by reason of specific exemptions from the registration provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Holder's representations as expressed herein. The

Holder understands that the Securities are "restricted securities" under U.S. federal and applicable state securities laws and that, pursuant to these laws, the Holder must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission (**"SEC"**) and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Holder acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Holder's control, and which the Company is under no obligation, and may not be able, to satisfy.

3.10    No Public Market. The Holder understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

3.11    No General Solicitation. The Holder, and its officers, directors, employees, agents, shareholders or partners have not either directly or indirectly, including through a broker or finder solicited offers for or offered or sold the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502 of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act. The Holder acknowledges that neither the Company nor any other person offered to sell the Securities to it by means of any form of general solicitation or advertising within the meaning of Rule 502 of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act.

3.12    Residence. The Holder's principal place of business is located in the state or province identified in the address shown on the Holder's signature page hereto.

4.    **Miscellaneous.**

4.1    Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Note will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties.  This Note is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Note.

4.2    Choice of Law. This Note will be governed by and construed in accordance with the internal laws of the US Virgin Islands, without giving effect to the conflict of law's provisions thereof to the extent such principles or rules would require or permit the application of the laws. The Company and the Investors agree to a third-party location of Delaware for any needed legal proceedings

4.3    Counterparts. This Note may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.4     Titles and Subtitles. The titles and subtitles used in this Note are included for convenience only and are not to be considered in construing or interpreting this Note.

4.5     Notices. All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email or confirmed facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses shown on the signature pages hereto (or to such email address, facsimile number or other address as subsequently modified by written notice given in accordance with this Section 6.5).

4.6     No Finder's Fee. Each party represents that it neither is nor will be obligated to pay any finder's fee, broker's fee or commission in connection with the transactions contemplated by this Note. The Holder agrees to indemnify and to hold the Company harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Note (and the costs and expenses of defending against such liability or asserted liability) for which the Holder or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold the Holder harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Note (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

4.7     Expenses. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Note.

4.8     Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Note, the prevailing party will be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

4.9     Entire Agreement: Amendments and Waivers. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. Any term of this Note may be amended, and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Holder. Any waiver or amendment effected in accordance with this Section 6.9 will be binding upon each future holder of this Note and the Company.

4.10    Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provisions will be excluded from this Note and the balance of the Note will be interpreted as if such provisions were so excluded and this Note will be enforceable in accordance with its terms.

4.11    Legends. The Holder understands and acknowledges that the Securities may bear the following legend:

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION
HEREOF HAVE NOT BEEN REGISTERED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE
SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE
TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION
STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF
AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT
REQUIRED UNDER THE ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE ACT.

4.12     <u>Acknowledgment</u>. For the avoidance of doubt, it is acknowledged that the
Holder will be entitled to the benefit of all adjustments in the number of shares of the Company's capital
stock as a result of any splits, recapitalizations, combinations or other similar transactions affecting the
Company's capital stock underlying the Conversion Shares that occur prior to the conversion of this
Note.

4.13     <u>Further Assurances.</u> From time to time, the promisor will execute and deliver such
additional documents and will provide such additional information as may reasonably be required to
carry out the terms of this Note and any agreements executed in connection herewith.

4.14     <u>Limitation on Interest.</u> In no event will any interest charged, collected or reserved under
this Note exceed the maximum rate then permitted by applicable law, and if any payment made by the
Company under this Note exceeds such maximum rate, then such excess sum will be credited by the
Holder as a payment of principal.

4.15     <u>Officers and Directors not Liable.</u> In no event will any officer or director of the Company
be liable for any amounts due and payable pursuant to this Note.

4.16     <u>Approval.</u> The Company hereby represents that its board of directors, in the exercise of
its fiduciary duty, has approved the Company's execution of this Note based upon a reasonable belief
that the principal provided hereunder is appropriate for the Company after reasonable inquiry
concerning the Company's financing objectives and financial situation. In addition, the Company hereby
represents that it intends to use the principal of this Note primarily for the operations of its business,
and not for any personal, family or household purpose.

4.17     <u>Waiver of Jury Trial.</u> EACH PARTY HEREBY WAIVES ITS RIGHTS TO A
JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING

OUT OF THIS NOTE, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR

THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL- ENCOMPASSING OF ANY AND ALL
DISPUTES THAT MAY BE FILED IN ANY

COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION,

INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS

(INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER

COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY

DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL

NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY

FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED

THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

**EXHIBIT C – OFFICER CERTIFICATE**

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

[signature] *Steven Chmura*

_____

Steven Chmura

RePlastic Recycle, LLC